新鴻基地產發展有限公司
Sun Hung Kai Properties Limited

RECEIVED
2008 AUG 29 A 11:28

Beijing 2008

Your Ref: 82-1755
Our Ref.: CSD/KW/MKK/S20
In reply ☞ Please quote our reference number on the letter and envelope.

25 August 2008

Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

[redacted]

SUPPL

08004637

BY COURIER

Dear Sirs

Re: Sponsored ADR Program

We enclose for your records a copy of our Company's announcement of today's date in respect of the date of Board Meeting on 11 September 2008. This is to supplement our submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yours faithfully
For and on behalf of
SUN HUNG KAI PROPERTIES LIMITED

Katherine Wong
Deputy Company Secretary

PROCESSED
SEP 03 2008
THOMSON REUTERS

Enc

dlw 9/2

香港港灣道三十號新鴻基中心四十五樓
電話：二八二七 八一一一 圖文傳真：二八二七 二八六二
網頁：http://www.shkp.com 電子郵件：shkp@shkp.com

45/F., SUN HUNG KAI CENTRE, 30 HARBOUR ROAD, HONG KONG.
TEL: 2827 8111 FAX: 2827 2862
WEBSITE: http://www.shkp.com E-MAIL: shkp@shkp.com

RECEIVED

Sun Hung Kai Properties Limited

2008 AUG 29 A 11:29

(incorporated in Hong Kong with limited liability)
(Stock Code : 16)

DATE OF BOARD MEETING

The board of directors (the "Board") of Sun Hung Kai Properties Limited (the "Company") announces that a meeting of the Board will be held at 45th Floor, Sun Hung Kai Centre, 30 Harbour Road, Hong Kong on Thursday, 11 September 2008 for the purpose of, among other matters, approving the final results of the Company and its subsidiaries for the year ended 30 June 2008 and the recommendation of a final dividend.

By order of the Board
YUNG Sheung-tat, Sandy
Company Secretary

Hong Kong, 25 August 2008

As at the date hereof, the Board of the Company comprises seven Executive Directors, being KWOK Ping-kwong, Thomas, KWOK Ping-luen, Raymond, CHAN Kai-ming, CHAN Kui-yuen, Thomas, KWONG Chun, WONG Yick-kam, Michael and WONG Chik-wing, Mike; seven Non-Executive Directors, being KWONG Siu-hing, LEE Shau-kee, KWOK Ping-sheung, Walter, WOO Po-shing (WOO Ka-biu, Jackson being his Alternate Director), LI Ka-cheung, Eric, KWAN Cheuk-yin, William and LO Chiu-chun, Clement; and four Independent Non-Executive Directors, being CHUNG Sze-yuen, YIP Dicky Peter, WONG Yue-chim, Richard and CHEUNG Kin-tung, Marvin.

END